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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
          PURSUANT TO RULE 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(b)

                               (AMENDMENT NO. 4)*

                            Carrizo Oil & Gas, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   144577103
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                February 11, 2004
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [_]  Rule 13d-1(b)

     [_]  Rule 13d-1(c)

     [X]  Rule 13d-1(d)

     (*) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 12 pages

                                  SCHEDULE 13G

ISSUER: Carrizo Oil & Gas, Inc.                             CUSIP NO.: 144577103
--------------------------------------------------------------------------------

1.  Names of Reporting Persons.

    I.R.S. Identification Nos. of above persons (entities only).

    J.P. Morgan Partners (23A SBIC), L.P. (f/k/a
    J.P. Morgan Partners (23A SBIC), LLC)                        13-3986302
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions)

    (a)

    (b)
--------------------------------------------------------------------------------
3.  SEC Use Only
--------------------------------------------------------------------------------
4.  Citizenship or Place of Organization                         Delaware
--------------------------------------------------------------------------------
Number of Shares       5. Sole Voting Power      3,999,766 (includes Warrant
Beneficially Owned                               to purchase 2,208,152 and
by Each Reporting                                Options to purchase 26,666)
                       ---------------------------------------------------------
                       6. Shared Voting Power    0 shares of Common Stock
                       ---------------------------------------------------------
                       7. Sole Dispositive       3,999,766 (includes Warrant to
                          Power                  purchase 2,208,152 and Options
                                                 to purchase 26,666)
                       ---------------------------------------------------------
                       8. Shared Dispositive
                          Power                  0 shares of Common Stock
--------------------------------------------------------------------------------
9.  Aggregate Amount Beneficially Owned by       3,999,766 (includes Warrant to
    Each Reporting Person                        purchase 2,208,152 and Options
                                                 to purchase 26,666)
--------------------------------------------------------------------------------
10. Check if the Aggregate Amount in Row (9)
    Excludes Certain Shares (See Instructions)
--------------------------------------------------------------------------------
11. Percent of Class Represented by Amount
    in Row (9)                                           19.7%
--------------------------------------------------------------------------------
 12. Type of Reporting Person (See Instructions)         PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                                  SCHEDULE 13G

ISSUER: Carrizo Oil & Gas, Inc.                             CUSIP NO.: 144577103
--------------------------------------------------------------------------------

PRELIMINARY NOTE: The information contained in this Schedule 13G has been filed to reflect: (i) the sale by the Reporting Person of 1,144,144 shares of Common Stock; (ii) the change of name of the Reporting Person; (iii) a change in the controlling persons of the Reporting Person, and (iv) the issuance or vesting of Options to purchase 7,500 shares of the Issuer's Common Stock.

ITEM 1.

         (A)  NAME OF ISSUER:

              Carrizo Oil & Gas, Inc..

              ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

              14811 St. Mary's Lane, Suite 148, Houston, TX 77079.

ITEM 2.

         (A)  NAME OF PERSON FILING:

              J.P. Morgan Partners (23A SBIC), L.P.

              Supplemental information relating to the ownership and control of the person filing this statement is included in Exhibit 2(a) attached hereto.

         (B)  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

              1221 Avenue of the Americas
              New York, New York  10020

         (C)  CITIZENSHIP:

              Delaware

         (D)  TITLE OF CLASS OF SECURITIES (OF ISSUER):

              Common Stock

         (E)  CUSIP NUMBER:

              144577103

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.SS. 240. 13d-1(b) OR 240. 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

              Not applicable.

ITEM 4.  OWNERSHIP

                                  SCHEDULE 13G

ISSUER: Carrizo Oil & Gas, Inc.                             CUSIP NO.: 144577103
--------------------------------------------------------------------------------

         (A)  AMOUNT BENEFICIALLY OWNED:

              3,999,766 (includes Warrant to purchase 2,208,152 and Options to purchase 26,666)

         (B)  PERCENT OF CLASS:

              19.7%

         (C)  NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

              (i) 3,999,766 (includes Warrant to purchase 2,208,152 and Options to purchase 26,666)

              (ii)   Not applicable

              (iii) 3,999,766 (includes Warrant to purchase 2,208,152 and Options to purchase 26,666)

              (iv)   Not applicable

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

         Not applicable.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

         Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

         Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

         Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

         Not applicable.

ITEM 10. CERTIFICATION

         Not applicable.


                               Page 4 of 12 pages

                                  SCHEDULE 13G

ISSUER: Carrizo Oil & Gas, Inc.                             CUSIP NO.: 144577103
--------------------------------------------------------------------------------

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 12, 2004

                                   J.P. MORGAN PARTNERS (23A SBIC), L.P.

                                   By: J.P. Morgan Partners (23A SBIC Manager).,
                                       Inc., Its General Partner


                                   By:     /s/ Jeffrey C. Walker
                                      ------------------------------------------
                                      Name:    Jeffrey C. Walker
                                      Title:   President

                                  SCHEDULE 13G

ISSUER: Carrizo Oil & Gas, Inc.                             CUSIP NO.: 144577103
--------------------------------------------------------------------------------

                                  EXHIBIT 2(a)

This statement is being filed by J.P. Morgan Partners (23A SBIC), L.P., a Delaware limited partnership (hereinafter referred to as "JPMP (23A SBIC)") whose principal business is located at 1221 Avenue of the Americas, New York, NY 10020. JPMP (23A SBIC) is engaged in the venture capital and leveraged buyout business. The General Partner of JPMP (23A SBIC) is J.P. Morgan Partners (23A SBIC Manager), Inc., a Delaware corporation (hereinafter referred to as "JPMP (23A Manager)"), whose principal business office is located at the same address as JPMP (23A SBIC). JPMP (23A Manager) is also engaged in the venture capital and leveraged buyout business. Set forth in Schedule A hereto and incorporated herein by reference are the names, business addresses, principal occupations and employment of each executive officer and director of JPMP (23A Manager).

JPMP (23A Manager) is a wholly owned subsidiary of JPMorgan Chase Bank, a New York corporation, (hereinafter referred to as "Chase Bank") which is engaged in the commercial banking business with its principal office located at 270 Park Avenue, New York, New York 10017. Set forth in Schedule B hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of Chase Bank.

Chase Bank is a wholly owned subsidiary of J.P. Morgan Chase & Co., a Delaware corporation (hereinafter referred to as "JP Morgan Chase") which is engaged (primarily through subsidiaries) in the commercial banking business with its principal office located at 270 Park Avenue, New York, New York 10017. Set forth in Schedule C hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of JP Morgan Chase.


                               Page 6 of 12 pages

                                  SCHEDULE 13G

ISSUER: Carrizo Oil & Gas, Inc.                             CUSIP NO.: 144577103
--------------------------------------------------------------------------------

                                                                      SCHEDULE A

                  J.P. MORGAN PARTNERS (SBIC 23A MANAGER), INC.

                              EXECUTIVE OFFICERS(1)

President                                                Jeffrey C. Walker*
Chief Investment Officer                                 Arnold L. Chavkin*
Managing Director                                        Dr. Dana Beth Ardi*
Managing Director                                        Christopher C. Behrens*
Managing Director                                        Julie Casella-Esposito*
Managing Director                                        Rodney A. Ferguson*
Managing Director                                        Cornell P. French*
Managing Director                                        Michael R. Hannon*
Managing Director                                        Alfredo Irigoin*
Managing Director                                        Andrew Kahn*
Managing Director                                        Jonathan R. Lynch*
Managing Director                                        Stephen P. Murray*
Managing Director                                        Timothy Purcell*
Managing Director                                        Faith Rosenfeld*
Managing Director                                        Shahan D. Soghikian*
Managing Director                                        Timothy J. Walsh*
Managing Director                                        Richard D. Waters, Jr.*
Managing Director                                        Damion E. Wicker, M.D.*

                                  DIRECTORS(1)

                               Jeffrey C. Walker*


------------------------
(1)  Each of whom is a United States citizen except for Mr. Irigoin.
* Principal occupation is employee and /or officer of J.P. Morgan, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York, New York 10020

                                  SCHEDULE 13G

ISSUER: Carrizo Oil & Gas, Inc.                             CUSIP NO.: 144577103
--------------------------------------------------------------------------------

                                                                      SCHEDULE B

                               JPMORGAN CHASE BANK

                              EXECUTIVE OFFICERS(1)

  Chairman of the Board and Chief Executive Officer                             William B. Harrison Jr.*
  Vice Chairman                                                                 David A. Coulter*
  Vice Chairman                                                                 Thomas B. Ketchum*
  Vice Chairman; Co-Chief Executive Officer, Investment Bank                    Donald H. Layton*
  Vice Chairman; Head of Finance, Risk Management and Administration            Marc J. Shapiro*
  Vice Chairman                                                                 Jeffrey C. Walker**
  Executive Officer                                                             Donald H. McCree III
  Chief Financial Officer                                                       Dina Dublon*
  General Counsel                                                               William H. McDavid*
  Director of Human Resources                                                   John J. Farrell*
  Director of Corporate Marketing and Communications                            Frederick W. Hill*
  Executive Vice President; Head of Market Risk Management                      Lesley Daniels Webster*
  Controller                                                                    Joseph L. Scalfani*


(1)  Each of whom is a United States citizen.
* Principal occupation is employee or officer of J.P. Morgan Chase & Co. Business address is c/o J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017.
** Principal occupation is employee and/or officer of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York New York 10020.


                               Page 8 of 12 pages

                                  SCHEDULE 13G

ISSUER: Carrizo Oil & Gas, Inc.                             CUSIP NO.: 144577103
--------------------------------------------------------------------------------

                                   DIRECTORS(1)

 NAME                              PRINCIPAL OCCUPATION OR EMPLOYMENT;
                                   BUSINESS OR RESIDENCE ADDRESS
--------------------------------------------------------------------------------
 Hans W. Becherer                  Retired Chairman of the Board and
                                   Chief Executive Officer
                                   Deere & Company
                                   One John Deere Place
                                   Moline, IL 61265
--------------------------------------------------------------------------------
 Frank A. Bennack, Jr.             President and Chief Executive Officer
                                   The Hearst Corporation
                                   959 Eighth Avenue
                                   New York, New York  10019
--------------------------------------------------------------------------------
 Lawrence A. Bossidy               Chairman of the Board
                                   Honeywell International
                                   P.O. Box 3000
                                   Morristown, NJ 07962-2245
--------------------------------------------------------------------------------
Ellen V. Futter                    President and Trustee
                                   American Museum of Natural History
                                   Central Park West at 79th Street
                                   New York, NY 10024
--------------------------------------------------------------------------------
 William H. Gray, III              President and Chief Executive Officer
                                   The College Fund/UNCF
                                   9860 Willow Oaks Corporate Drive
                                   P.O. Box 10444
                                   Fairfax, Virginia  22031
--------------------------------------------------------------------------------
 William B. Harrison, Jr.          Chairman of the Board and
                                   Chief Executive Officer
                                   J.P. Morgan Chase & Co.
                                   270 Park Avenue, 8th Floor
                                   New York, New York  10017-2070
--------------------------------------------------------------------------------
 Helene L. Kaplan                  Of Counsel
                                   Skadden, Arps, Slate, Meagher & Flom LLP
                                   Four Times Square
                                   New York, New York  10036
--------------------------------------------------------------------------------


---------------------
(1) Each of whom is a United States citizen.


                               Page 9 of 12 pages

                                  SCHEDULE 13G

ISSUER: Carrizo Oil & Gas, Inc.                             CUSIP NO.: 144577103
--------------------------------------------------------------------------------


                                                                      SCHEDULE C

                             J.P. MORGAN CHASE & CO.

                               EXECUTIVE OFFICERS(1)

Chairman of the Board and Chief Executive Officer                               William B. Harrison Jr.*
Vice Chairman                                                                   David A. Coulter*
Vice Chairman                                                                   Thomas B. Ketchum*
Vice Chairman                                                                   Donald H. Layton*
Vice Chairman                                                                   Jeffrey C. Walker**
Vice Chairman; Head of Finance, Risk Management and Administration              Marc J. Shapiro*
Executive Officer                                                               Donald H. McCree III
Executive Vice President; Chief Financial Officer                               Dina Dublon*
Executive Vice President; Head of Market Risk Management                        Lesley Daniels Webster*
General Counsel                                                                 William H. McDavid*
Director of Human Resources                                                     John J. Farrell*
Director of Corporate Marketing and Communications                              Frederick W. Hill*
Controller                                                                      Joseph L. Scalfani*


-----------------------
(1)  Each of whom is a United States citizen.

* Principal occupation is employee or officer of J.P. Morgan Chase & Co. Business address is c/o J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017.

** Principal occupation is employee and/or officer of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York New York 10020.


                              Page 10 of 12 pages

                                  SCHEDULE 13G

ISSUER: Carrizo Oil & Gas, Inc.                             CUSIP NO.: 144577103
--------------------------------------------------------------------------------

                                  DIRECTORS(1)

 NAME                                    PRINCIPAL OCCUPATION OR EMPLOYMENT;
                                         BUSINESS OR RESIDENCE ADDRESS
-------------------------------------------------------------------------------
 Hans W. Becherer                        Retired Chairman of the Board and
                                         Chief Executive Officer
                                         Deere & Company
                                         One John Deere Place
                                         Moline, IL 61265
--------------------------------------------------------------------------------
 Riley P. Bechtel                        Chairman and Chief Executive Officer
                                         Bechtel Group, Inc.
                                         P.O. Box 193965
                                         San Francisco, CA 94119-3965
--------------------------------------------------------------------------------
 Frank A. Bennack, Jr.                   President and Chief Executive Officer
                                         The Hearst Corporation
                                         959 Eighth Avenue
                                         New York, New York  10019
--------------------------------------------------------------------------------
 John H. Biggs                           Former Chairman and CEO
                                         TIAA - CREF
                                         730 Third Avenue
                                         25th Floor
                                         New York, NY 10017
--------------------------------------------------------------------------------
 Lawrence A. Bossidy                     Chairman of the Board
                                         Honeywell International
                                         P.O. Box 3000
                                         Morristown, NJ 07962-2245
--------------------------------------------------------------------------------
 M. Anthony Burns                        Chairman of the Board
                                         Ryder System, Inc.
                                         3600 N.W. 82nd Avenue
                                         Miami, Florida 33166
--------------------------------------------------------------------------------
 Ellen V. Futter                         President and Trustee
                                         American Museum of Natural History
                                         Central Park West at 79th Street
                                         New York, NY 10024
--------------------------------------------------------------------------------
 William H. Gray, III                    President and Chief Executive Officer
                                         The College Fund/UNCF
                                         9860 Willow Oaks Corporate Drive
                                         P.O. Box 10444
                                         Fairfax, Virginia  22031
--------------------------------------------------------------------------------


                              Page 11 of 12 pages

                                  SCHEDULE 13G

ISSUER: Carrizo Oil & Gas, Inc.                             CUSIP NO.: 144577103
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
 William B. Harrison, Jr.               Chairman of the Board and
                                        Chief Executive Officer
                                        J.P. Morgan Chase & Co.
                                        270 Park Avenue, 8th Floor
                                        New York, New York  10017-2070
--------------------------------------------------------------------------------
 Helene L. Kaplan                       Of Counsel
                                        Skadden, Arps, Slate, Meagher & Flom LLP
                                        Four Times Square
                                        New York, New York  10036
--------------------------------------------------------------------------------
 Lee R. Raymond                         Chairman of the Board and
                                        Chief Executive Officer
                                        Exxon Mobil Corporation
                                        5959 Las Colinas Boulevard
                                        Irving, TX 75039-2298
--------------------------------------------------------------------------------
 John R. Stafford                       Chairman of the Board
                                        American Home Products Corporation
                                        5 Giralda Farms
                                        Madison, New Jersey  07940
--------------------------------------------------------------------------------


-------------------------
(1)  Each of whom is a United States citizen.


                              Page 12 of 12 pages